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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                                  CHEROKEE INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   16444H102
         ---------------------------------------------------------------
                                 (CUSIP Number)

                             Kelly A. McMahon, Esq.
                     c/o Jeffer, Mangels, Butler & Marmaro,
      2121 Avenue of the Stars, 10th Floor, Los Angeles, California 90067
                                 (310) 203-8080
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                January 18, 2002
         ---------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------------------                        -----------------------
 CUSIP No. 164 44H-10-2                                   Page 2 of 6 Pages
          -----------------
-------------------------------                        -----------------------
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Robert Margolis
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            852,411 shares of Common Stock
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             573,541 Shares of Common Stock
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             852,411 shares of Common Stock
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          573,541 Shares of Common Stock
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,425,952 Shares of Common Stock
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      17.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 16444H102                                          Page 3 of 6 Pages


Item 1.       Security and Issuer.

Securities:   Common Stock, $.02 par value ("Common Stock").

              Options to acquire Common Stock ("Options").

Issuer:       Cherokee, Inc.
              300 Park Avenue, 17th Floor
              New York, New York 10022

Item 2.       Identity and Background

              (a)    Robert Margolis

              (b)    6835 Valjean Avenue
                     Van Nuys, California 91406

              (c) Chief Executive Officer, Chairman, Member of the Board of Directors Cherokee Inc.
                     6835 Valjean Avenue
                     Van Nuys, California 91406

              (d) The reporting person has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

              (e) The reporting person has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

              (f)    United States of America

Item 3.       Source and Amount of Funds or Other Consideration.

              Not Applicable.

Item 4.       Purpose of Transaction.

              See Item 5.

Item 5.       Interest in Securities of the Issuer

CUSIP No. 16444H102                                          Page 4 of 6 Pages


              (a) As a result of his being a director and Chief Executive Officer of The Newstar Group, Inc. dba The Wilstar Group ("Wilstar") and his beneficial ownership of 100% of outstanding shares of Wilstar, Mr. Margolis is deemed the indirect beneficial owner of the 718,541 shares of common stock of the Company (the "Cherokee Shares") owned by Wilstar. Since January 27,1998, Wilstar sold an aggregate of 145,000 Cherokee Shares as follows:

                     (i)   On June 12, 2001, 80,000 Cherokee Shares at $8.88125
                           per share; and

                     (ii)  On January 18, 2002, 65,000 at $13 per share.

                     The aforementioned transactions reduced Wilstar's aggregate beneficial ownership of Cherokee Shares to 573,541 shares or 7.03% of the total amount of Cherokee Shares outstanding.

                     On April 13, 1998, Mr. Margolis exercised an option to
              purchase 8,277 Cherokee Shares at $6.80 per share and subsequently transferred these shares to Robert Margolis, as the trustee of the Robert Margolis Living Trust dated April 6, 1994 (the "Trust"). On July 14, 1998, Mr. Margolis exercised an option to purchase 5,000 Cherokee Shares at $10.50 per share and subsequently transferred these shares to himself, as trustee of the Trust. On December 21, 1999, the Trust distributed 36,442 Cherokee Shares to Mr. Margolis which he immediately donated to The Robert Margolis Foundation, Inc., a California non-profit foundation founded by Mr. Margolis (the "Foundation").

                     As a result of the above transactions, Mr. Margolis' deemed beneficial ownership of Cherokee Shares is now 1,425,952 shares (17.4% of the Cherokee Shares outstanding). Included in the Cherokee Shares beneficially owned by Mr. Margolis are 10,000 shares which are issuable upon the exercise of currently exercisable options held by Mr. Margolis individually and 842,411 shares are held by Mr. Margolis as trustee of the Trust. Mr. Margolis has shared investment and dispositive power over all of the Cherokee Shares he beneficially owns through Wilstar, and he has sole investment and dispositive power over the Cherokee Shares held by him as trustee of the Trust and the shares underlying the option held by him individually (a total of 852,411 shares).

                     Not included are 126,891 Cherokee Shares held by the
              Foundation. This report shall not be deemed an admission that Mr. Margolis is the beneficial owner of such shares for purposes of
              Section 13(d) or any other purpose.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

CUSIP No. 16444H102                                          Page 5 of 6 Pages


               Not Applicable.

Item 7.        Material to be Filed as Exhibits.

               Not Applicable.

CUSIP No. 16444H102                                          Page 6 of 6 Pages

                                   Signatures


     After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  February 5/th/, 2002


                                                /s/ Robert Margolis
                                                ---------------------------
                                                Robert Margolis